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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                       BURNHAM PACIFIC PROPERTIES, INC.
                               (Name of Issuer)
               Shares of Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                   12232C108
                                (CUSIP Number)
                                Patrick K. Fox
                    Westbrook Real Estate Partners, L.L.C.
                             13155 Noel Road-LB54
                                  Suite 2300
                              Dallas, Texas 75240
                                (972) 934-0100

                                with a copy to:

                             Allen Curtis Greer II
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                           New York, New York 10038
                                (212) 504-6660
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               January 13, 2000

          (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .|X| NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 12232C108.

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 2 of 28 Pages
------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE PARTNERS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         0
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 3 of 28 Pages
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         0
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 4 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE FUND II, L.P. --I.R.S.
     IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         0
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 5 of 28 Pages
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP II, L.P. --I.R.S. IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                           0
            EACH               ------------------------------------------------
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER


                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER


                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER


                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 6 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK BURNHAM HOLDINGS, L.L.C. --I.R.S.
     IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GAOUP (See Instructions) (a) [ ] (b)[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         0
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) | |

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 7 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     WESTBROOK BURNHAM CO-HOLDINGS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ ]

3    SEC USE ONLY

     SOURCE OF FUNDS (See Instructions)

4    WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         0
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 8 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory J. Hartman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------

          NUMBER OF            7             SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         0
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                          Page 9 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Paul D. Kazilionis

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
     [ ](b)[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------

                               7             SOLE VOTING POWER

                                             0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY             ------------------------------------------------
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 10 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan H. Paul

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------

                               7             SOLE VOTING POWER

                                             0
          NUMBER OF            ------------------------------------------------
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 11 of 28 Pages
-------------------------------------------------------------------------------


1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William H. Walton III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------

                               7             SOLE VOTING POWER

                                             0
                               ------------------------------------------------
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 12 of 28 Pages
-------------------------------------------------------------------------------



1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patrick K. Fox

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------

                               7             SOLE VOTING POWER

                                             0

                               ------------------------------------------------
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 13 of 28 Pages
-------------------------------------------------------------------------------



1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Keith Gelb

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------

                               7             SOLE VOTING POWER

                                             0
                               ------------------------------------------------

          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
-----------------------------
                               8             SHARED VOTING POWER

                                             4,552,828
                               ------------------------------------------------
                               9             SOLE DISPOSITIVE POWER

                                             0
                               ------------------------------------------------
                               10            SHARED DISPOSITIVE POWER

                                             4,552,828
-------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,552,828

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.36%

14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                                            Page 14 of 28 Pages


          A statement on Schedule 13G relating to the Common Stock (as defined below) was filed with the Securities and Exchange Commission (the
"Commission") on behalf of the Reporting Persons (as defined below) on February 9, 1999.

Item 1. Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 110 West "A" Street, San Diego, California 92101.

Item 2. Identity and Background.

          (a) This Schedule 13D is being filed by (i) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (ii) Westbrook Real Estate Partners Management II, L.L.C., a Delaware limited liability company ("WREM II"), (iii) Westbrook Real Estate Fund II, L.P., a Delaware limited partnership ("WREF II"), (iv) Westbrook Real Estate Co-Investment Partnership II, L.P., a Delaware limited partnership ("WRECIP II"), (v) Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company ("Holdings"), (vi) Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company ("Co-Holdings"), (vii) Gregory J. Hartman ("Hartman"), a member of WREP, (viii) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (ix) Jonathan H. Paul ("Paul"), a member of WREP, (x) William
H. Walton III ("Walton"), a member of WREP, (xi) Patrick K. Fox, a member of WREP ("Fox"), and (xii) Keith Gelb, a member of WREP ("Gelb"). WREP, WREM II, WREF II, WRECIP II, Holdings, Co-Holdings, Hartman, Kazilionis, Paul, Walton, Fox and Gelb are sometimes referred to collectively herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 7.1 hereto.

          (b) The principal executive offices of WREP, WREM II, WREF II, WRECIP II, Holdings and Co-Holdings are located at 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Hartman is 345 California Street, Suite 3450, San Francisco, California 94104. The principal business address for Kazilionis is 284 South Beach Road, Hobe Sound, Florida 33455. The principal business address for Paul and Gelb is 265 Franklin Street, Suite 1800, Boston, Massachusetts 02110. The principal business address for Walton is 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Fox is 13155 Noel Road-LB54, Suite 2300, Dallas, Texas 75240.

          (c) The principal business of Holdings and Co-Holdings is to hold the equity securities of the Issuer. The principal business of WREF II and WRECIP II is to make direct and indirect investments in real estate and real estate interests. The principal business of WREM II is to serve as the general partner of

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 15 of 28 Pages
-------------------------------------------------------------------------------


each WREF II and WRECIP II. The principal business of WREP is to serve as the managing member of WREM II and as the managing member of other similar funds. The principal occupations of Hartman, Kazilionis, Paul, Walton, Fox and Gelb are their activities on behalf of WREP.

          (d) and (e) During the last five years, none of the Reporting Persons, to the best knowledge of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The state of organization for each of WREP, WREM II, WREF II, WRECIP II, Holdings and Co-Holdings is Delaware. Each of Hartman, Kazilionis, Paul, Walton, Fox and Gelb is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

          On December 5, 1997, Holdings and Co-Holdings acquired 2,495,529 and 304,461 shares, respectively of the Issuer's Series 1997-A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), for a total purchase price of $70,000,000. The acquisition of the 2,799,990 shares of the Preferred Stock by Holdings and Co-Holdings was made pursuant to the terms of a Stock Purchase Agreement, dated as of December 5, 1997, by and between Holdings, Co-Holdings, the Issuer and Burnham Pacific Operating Partnership, L.P. (the "Stock Purchase Agreement"), filed as Exhibit 7.2 attached hereto and hereby incorporated herein by reference. The source of funds for such purchases reported herein was the Reporting Persons' capital contributions. As of the date of this filing, Holdings and Co-Holdings have acquired 2,799,990 shares of the Preferred Stock. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock.

Item 4. Purpose of the Transaction.

          Holdings and Co-Holdings acquired the Issuer's securities for investment purposes. Initially, the securities were not acquired or held for the purpose or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. However, in light of certain events described below, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and to consider various alternative courses of action and will in the future take such actions with respect to such investment as they deem appropriate in light of the

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 16 of 28 Pages
-------------------------------------------------------------------------------


circumstances existing from time to time, including without limitation any of the actions described below.

          On June 7, 1999, the Issuer received a letter from Schottenstein Stores Corporation (together with its affiliates, "Schottenstein") proposing that Schottenstein would acquire all of the outstanding capital stock of the Issuer, as well as all of the interest in its operating partnership (the "Schottenstein bid"). The Issuer reported the Schottenstein bid by filing a Current Report on Form 8-K with the Commission on June 11, 1999. Despite subsequent revisions of the Schottenstein bid, the Issuer did not pursue discussion of the bid with Schottenstein and reported the rejection of the Schottenstein bid in its Current Report on Form 8-K filed on July 30, 1999.

          On June 23, 1999, the Issuer filed a Current Report on Form 8-K with the Commission reporting the adoption on June 19, 1999, of a Shareholder Rights Agreement (the "Rights Plan"). On August 6, 1999, the Issuer filed a Current Report on Form 8-K with the Commission reporting the adoption on June 19, 1999, of an Executive Severance Plan, a Management Severance Plan and a Rank and File Severance Plan, as well as the adoption on June 30, 1999, of certain Senior Executive Severance Agreements with certain senior executives and the adoption as of August 1, 1999 of certain Phantom Shares Agreements with certain senior executives.

     During the approximately five month period subsequent to the foregoing events, the Issuer has failed to honor the rights of the Reporting Persons to have a representative of such Persons attend and observe the meetings of the Board of Directors and certain Board committee meetings of the Issuer in accordance with the Stock Purchase Agreement. In addition, during such period, the Reporting Persons have repeatedly notified the Issuer of their desire to purchase shares of the Common Stock in the open market for purposes of investment in accordance with the Stock Purchase Agreement and the related resolutions of the Board of Directors, which purchases would be prevented by the Rights Plan. The Issuer has refused to amend the Rights Plan to permit such purchases by the Reporting Persons, and has advised that it will not do so.

     On November 12, 1999, the Issuer announced that the Board of Directors had instructed management and Goldman, Sachs & Co. to expand the scope of their activities to include actively pursuing a full range of strategic alternatives in order to maximize shareholder value. In light of the summary rejection by the Issuer of the Schottenstein bid and the subsequent implementation of the measures described above which the Reporting Persons believe have the effect of frustrating a change of control of the Issuer and the actions described in the preceding paragraph, the Reporting Persons have become increasingly concerned that the Issuer may not actively pursue such strategic alternatives, and that the Issuer may not conduct an open, transparent and fair process for the maximization of shareholder value to the extent it does pursue such strategic alternatives.

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 17 of 28 Pages
-------------------------------------------------------------------------------


          Accordingly, the Reporting Persons now intend to closely evaluate the commitment of the Issuer to the pursuit of such strategic alternatives, including the overall fairness of the process implemented by the Issuer in that effort, and to evaluate the performance of the Common Stock, including but not limited to the continued analysis and assessment of the Issuer's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the Issuer's financial condition, results of operations, future prospects and other factors which the Reporting Persons deem relevant, including but not limited to the commitment of the Issuer to the pursuit of strategic alternatives designed to maximize shareholder value, the Reporting Persons may, among other things, (i) communicate with other shareholders of the Issuer or persons who may desire to become shareholders of the Issuer regarding the replacement of the Issuer's existing executive officers and/or existing members of the Board of Directors of the Issuer, (ii) seek the removal of one or more members of the Issuer's Board of Directors and/or executive officers, (iii) solicit proxies, to be used at either the Issuer's regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (i) and/or (ii) above or for the election of one or more nominees of the Reporting Persons and/or such other shareholders (which may include one or more designees of the Reporting Persons) to the Board of Directors of the Issuer,
(iv) seek to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties other than the Reporting Persons, (v) acquire or dispose of additional securities of the Issuer and/or
(vi) take such other actions as the Reporting Persons may determine.

          Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through (i) above.

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 18 of 28 Pages
-------------------------------------------------------------------------------


Item 5. Interest in Securities of the Issuer.

          (a) Holdings is the record owner of 2,495,529 shares of Preferred Stock which are presently convertible into 4,057,770 shares of Common Stock of the Issuer (such 4,057,770 shares, the "Holdings Conversion Shares"). The number of Holdings Conversion Shares was calculated in accordance with Section 5 of the Articles Supplementary.

          Co-Holdings is the record owner of 304,461 shares of Preferred Stock which are presently convertible into 495,058 shares of Common Stock of the Issuer (such 495,058 shares, the "Co-Holdings Conversion Shares"). The number of Co-Holdings Conversion Shares was calculated in accordance with Section 5 of the Articles Supplementary.

          Because of their relationship as affiliated entities, both Holdings and Co-Holdings may be deemed to own beneficially both the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of Holdings, WREF II may be deemed to own beneficially both the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of Co-Holdings, WRECIP II may be deemed to own beneficially both the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole general partner of WREF II and WRECIP II, WREM II may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the sole managing member of WREM II, WREP may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares. As the managing members of WREP, Hartman, Kazilionis, Paul, Walton, Fox and Gelb may be deemed to own beneficially the Holdings Conversion Shares and the Co-Holdings Conversion Shares.

          Holdings disclaims beneficial ownership of the Co-Holdings Conversion Shares. Co-Holdings disclaims beneficial ownership of the Holdings Conversion Shares. WREF II, WRECIP II, WREM II, WREP, Hartman, Kazilionis, Paul, Walton, Fox and Gelb each disclaim beneficial ownership of the Holdings Conversion Shares and the Co-Holdings Conversion Shares.

          Each of the Reporting Persons may be deemed to own beneficially 12.36% of the Issuer's Common Stock, which percentage is calculated based upon
(i) 32,268,296 shares of Common Stock reported outstanding by the Issuer as of November 12, 1999, and (ii) that number of shares of Common Stock (4,552,828) issuable upon the conversion of Preferred Stock owned by Holdings and Co-Holdings.

          According to the terms of Section 6.4 of the Stock Purchase Agreement, Holdings and Co-Holdings also have certain preemptive rights exercisable upon the issuance by the Issuer of additional Common Stock.

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 19 of 28 Pages
-------------------------------------------------------------------------------


          (b)  Number of Shares as to which each such person has

          (i) Sole power to vote or direct the vote: 0 shares for each Reporting Person;

          (ii) Shared power to vote or direct the vote: 4,552,828 shares for each Reporting Person;

          (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person;

          (iv) Shared power to dispose or to direct the disposition: 4,552,828 shares for each Reporting Person.

          (c) The Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D.

          (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 2,799,990 shares of Preferred Stock or any other securities of the Issuer acquired by the Reporting Persons as described in Item 3.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Section 10(e) of the Articles Supplementary sets forth certain circumstances in which all holders of the Preferred Stock are required or permitted to vote, grant or deny approvals or make or decline elections, in each case with respect to the Preferred Stock, and provides that in each case the matter shall be determined for all holders as WREF II may indicate. The Issuer has granted to the holders of the Preferred Stock registration rights, pursuant to a Registration Rights Agreement. In the second quarter of 1998, WREF II and WRECIP II as borrowers entered into a loan facility with a national lending institution in the maximum amount of $100 million. Various asset owning entities owned directly or indirectly by WREF II or WRECIP II guaranteed the loan facility, including Holdings and Co-Holdings, and WREF II and WRECIP II pledged their respective interests in their respective asset owning entities, including Holdings and Co-Holdings, in connection with such facility. Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 20 of 28 Pages
-------------------------------------------------------------------------------


Item 7. Material to be Filed as Exhibits.


        Exhibit                    Description
        -------                    -----------

          7.1 Joint Filing Agreement and Power of Attorney, dated as of February 25, 1999, by and among Holdings, Co-Holdings, WREF II, WRECIP II, WREM II, WREP, Hartman, Kazilionis, Paul, Walton, Fox and Gelb and certain affiliated entities relating to the joint filing of a statement on Schedule 13D and other matters.

          7.2 Stock Purchase Agreement, dated as of December 5, 1997, by and among Holdings, Co-Holdings, the Issuer and Burnham Pacific Operating Partnership, L.P., incorporated by reference to Exhibit 4.1 of the current report on Form 8-K of Issuer dated
                          January 14, 1998.

          7.3 Articles Supplementary of the Issuer Designating 4,800,000 shares of Preferred Stock as 4,800,000 shares of SERIES 1997-A CONVERTIBLE PREFERRED STOCK, as filed with the Maryland State Department of Assessments and Taxation on December 31, 1997, incorporated by reference to Exhibit 3.1-2 of the current report on Form 8-K of Issuer dated January 14, 1998.

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 21 of 28 Pages
-------------------------------------------------------------------------------


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000


                                    WESTBROOK REAL ESTATE PARTNERS, L.L.C.


                                    By:  /s/ Patrick K. Fox
                                         -------------------------------
                                         Name:  Patrick K. Fox
                                         Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 22 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000



                                    WESTBROOK REAL ESTATE PARTNERS
                                    MANAGEMENT II, L.L.C.


                                    By:  /s/ Patrick K. Fox
                                         ------------------------
                                         Name:  Patrick K. Fox
                                         Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 23 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000


                                  WESTBROOK REAL ESTATE FUND II, L.P.

                                  By:  /s/ Patrick K. Fox
                                       ---------------------------
                                       Name:  Patrick K. Fox
                                       Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 24 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 14, 2000



                                   WESTBROOK REAL ESTATE CO-INVESTMENT
                                   PARTNERSHIP II, L.P.


                                   By:    /s/ Patrick K. Fox
                                          ---------------------------
                                   Name:  Patrick K. Fox
                                   Title: Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 25 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000



                                  WESTBROOK BURNHAM HOLDINGS, L.L.C.

                                  By:  /s/ Patrick K. Fox
                                       --------------------------
                                       Name:  Patrick K. Fox
                                       Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 26 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000



                               WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.

                               By:  /s/ Patrick K. Fox
                                    ------------------------------
                                    Name:  Patrick K. Fox
                                    Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 27 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000

                                     GREGORY J. HARTMAN


                                     /s/ Patrick K. Fox
                                     --------------------------
                                     Name:   Patrick K. Fox
                                     Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 28 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000

                                      PAUL D. KAZILIONIS


                                      /s/ Patrick K. Fox
                                      -------------------------
                                      Name:  Patrick K. Fox
                                      Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 29 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000

                                    JONATHAN H. PAUL


                                    /s/ Patrick K. Fox
                                    -----------------------------
                                    Name:  Patrick K. Fox
                                    Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 30 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000

                                   WILLIAM H. WALTON III


                                   /s/ Patrick K. Fox
                                   -------------------------------
                                   Name:  Patrick K. Fox
                                   Title:  Attorney-in-Fact

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 31 of 28 Pages
-------------------------------------------------------------------------------


Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000




                                   /s/ Patrick K. Fox
                                   ---------------------------
                                   Patrick K. Fox

                                 SCHEDULE 13D


CUSIP No. 12232C108                                         Page 32 of 28 Pages
-------------------------------------------------------------------------------

Signature.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: January 13, 2000

                                        KEITH GELB


                                        /s/ Patrick K. Fox
                                        ---------------------------
                                        Name:  Patrick K. Fox
                                        Title:  Attorney-in-Fact